Exhibit 99.1

Hydro One announces Completion of Redemption of Convertible Debentures Represented by Instalment Receipts

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, February 8, 2019 – Hydro One Limited (“Hydro One”), the parent company of Ontario’s largest electricity transmission and distribution utility, announced today it has completed the redemption of all of its outstanding $1,540,000,000 aggregate principal amount 4.00% convertible unsecured subordinated debentures (“Debentures”) represented by instalment receipts (the “Instalment Receipts”).

As part of the redemption, holders of Instalment Receipts will receive $333 per $1,000 principal amount of Debentures plus accrued and unpaid interest on the Debentures from and including December 31, 2018 to, but excluding, February 8, 2019 (approximately $4.273973 per $1,000 principal amount of Debentures). The Instalment Receipts (TSX: H.IR) will be de-listed from the Toronto Stock Exchange at the close of trading today.

About Hydro One:

We are Ontario’s largest electricity transmission and distribution provider with more than 1.3 million valued customers, over C$25 billion in assets and 2017 annual revenues of nearly C$6 billion. Our team of over 7,400 skilled and dedicated regular and non-regular employees proudly and safely serves suburban, rural and remote communities across Ontario through our 30,000 circuit km of high-voltage transmission and 123,000 circuit km of primary distribution networks. Hydro One is committed to the communities we serve, and has been rated as the top utility in Canada for its corporate citizenship, sustainability, and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. We also provide advanced broadband telecommunications services on a wholesale basis utilizing our extensive fibre optic network through Hydro One Telecom Inc. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H). For more information about everything Hydro One, please visit www.HydroOne.com.

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com, 416-345-5943

Media:

Jay Armitage, Director, Corporate Communications

media.relations@hydroone.com, 416-345-6868